EXHIBIT 99.1

Norsk Hydro: StatoilHydro -- Plan for Completion of the Merger

OSLO, Norway, Sept. 27, 2007 (PRIME NEWSWIRE) -- The merger between Statoil ASA and Norsk Hydro ASA's petroleum business (NYSE:NHY) (Oslo:NHY) is expected to be implemented on 1 October, 2007. As announced by Hydro on September 12 this year, the following is confirmed:

The completion of the merger is expected to take place before the opening of the markets in Oslo on Monday, October 1. As a result, this will be the first day of trading in the StatoilHydro share. Consequently, Friday, September 28 will be the last day that the Hydro shares will trade inclusive of the right to receive Statoil shares.

Each Hydro shareholder will receive Statoil shares based on their shareholder holdings registered at the Norwegian Central Securities Depository (VPS) on October 3, 2007, that is, reflecting trading undertaken on September 28 with settlement on a T+3 basis.

One share in Hydro entitles the shareholder to 0.8622 shares in StatoilHydro ASA. Fractions of shares will not be issued. Fractional shares will be aggregated into whole shares and sold in the market. The net proceeds, i.e. the selling price after deduction of accrued costs in connection with the transaction, will be distributed proportionally between those shareholders entitled to fractions.

The consideration shares will be delivered to Hydro's shareholders via the VPS on October 3, 2007 and will be available on investors' accounts on October 4, 2007. Any relevant cash proceeds for fractions of shares are expected to be paid on October 11, 2007.

Following the merger, Hydro will continue as a focused aluminium company and have a share capital of NOK 1,370,256,730 consisting of 1,247,956,949 issued and authorized shares at par value of NOK 1.098 per share. Hydro will hold 38,652,570 shares and the number of shares outstanding will be 1,209,304,379.

The NHY ticker code and ISIN number NO0005052605 remain unchanged.

A new stock exchange announcement will be published on October 1, 2007.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement:

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk review - Risk factors" on page 134 of Hydro's Annual Report 2006 (including Form 20-F) and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT: Investor Contact
         Stefan Solberg
         Tel: +47 22539280
         Cell: +47 91727528
         Stefan.Solberg@hydro.com

         Press Contact
         Inger Sethov
         Tel: +47 22532036
         Cell: +47 95022359
         Inger.Sethov@hydro.com